82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378



03029044

SUPPL

July 24, 2003

PRESS RELEASE
GGL CLOSES FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that GGL has closed the private placement previously announced on June 24, 2003 and has raised gross proceeds of $1,225,000 by way of the placement of 2,722,222 common shares at $0.45 per share. These shares have a four month hold period until November 25, 2003. In connection with the financing, GGL has paid a cash finder's fee of $82,800.

GGL will use the net subscription proceeds for exploration on its 100% owned and advanced diamond exploration projects and for corporate and administrative purposes.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 8/6